Mail Stop 4628

                                                           October 23, 2018

Via Facsimile
Christopher M. Hix
Senior Vice President, Chief Financial Officer and Treasurer
Colfax Corporation
420 National Business Parkway, 5th Floor
Annapolis Junction, MD 20701

       Re:      Colfax Corporation
                Form 10-K for the Fiscal Year Ended December 31, 2017 Filed February 16, 2018
                File No. 1-34045

Dear Mr. Hix:

        We refer you to our comment letter dated October 4, 2018 regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                           Sincerely,

                                                           /s/ Cecilia Blye

                                                           Cecilia Blye, Chief
                                                           Office of Global
Security Risk

cc:    Ronald Mueller, Esq.
       Gibson, Dunn & Crutcher LLP

       Amanda Ravitz
       Assistant Director